NEWS RELEASE 07-09	March 8, 2007

DRILLING EXPANDS FRONTEER’S PORPHYRY COPPER-GOLD DISCOVERY AT HALILAGA, NW TURKEY

Fronteer Development Group Inc. ("Fronteer") (FRG - TSX/AMEX) is pleased to report that four new drill holes from the Central Zone of its Halilaga Project in northwestern Turkey have all intersected wide intervals of economically significant porphyry copper-gold mineralization. These new results include 2.38 grams per tonne gold equivalent over 197 metres starting at surface. Five widely spaced holes have now been completed in the main target area, and have returned copper-gold intersections over an average thickness of 260 metres (please see table below for detailed results).

"Additional drilling has confirmed that Halilaga is a significant new porphyry copper-gold discovery," said Dr. Mark O'Dea, Fronteer President and CEO. "This prospect is showing all the signs of developing into a robust resource, adding to our belief that this part of Turkey has great potential to turn into an important bulk-tonnage district.”

Drill hole HD-04 intersected:

  0.54 grams per tonne gold and 0.64% copper (2.38 grams per tonne gold equivalent) over 196.8 metres, including 0.93 grams per tonne gold and 1.37% copper (4.86 grams per tonne gold equivalent) over 59.5 metres.

Drill hole HD-02 intersected:

  0.48 grams per tonne gold and 0.42% copper (1.69 grams per tonne gold equivalent) over 122.9 metres and 0.61 grams per tonne gold and 0.55% copper (2.19 grams per tonne gold equivalent) over 54.3 metres.

Drill hole HRC-02 intersected:

  0.48 grams per tonne gold and 0.47% copper (1.83 grams per tonne gold equivalent) over 78.0 metres, including 0.7 grams per tonne gold and 0.92% copper (3.34 grams per tonne gold equivalent) over 21.0 metres.

Drill hole HD-03, located 50 metres to the northwest of the edge of the strong geophysical anomaly, intersected:

  0.14 grams per tonne gold and 0.16% copper (0.60 grams per tonne gold equivalent) over 242.9 metres.

The true width of mineralized zones is estimated to be 90 per cent of those stated. Metallurgical recoveries and net smelter returns are assumed to be 100%. For a north-south cross section through the Central Zone showing the continuity of copper and gold grades between drill holes HD-01, HD-04 and HD-02 please visit http://www.fronteergroup.com/i/IR/Halilaga07-09.jpg.

Currently, there is one drill rig turning at Halilaga. The 2007 exploration program is focused primarily on the broader geophysical footprint of the Central Zone, as well as drilling into the wide zone of known surface mineralization. Teck Cominco's Turkish subsidiary ("TCAM") has the property under option from Fronteer and is currently the operator.

TABLE OF ASSAY RESULTS

Hole-ID		From (metres)	To (metres)	Interval (metres)	Au (g/T)	Cu (%)	AuEQ[1] (g/T)	CuEQ[1] (%)
HD-01	Entire interval	0.00	298.20	298.20	0.50	0.53	2.02	0.71
	including	0.00	105.40	105.40	1.03	1.03	3.99	1.39
	including	49.60	298.20	248.60	0.42	0.41	1.60	0.56
HD-02	Entire interval	0.00	292.80	292.80	0.39	0.35	1.39	0.49
	including	4.70	59.00	54.30	0.61	0.55	2.19	0.76
	including	15.00	32.00	17.00	0.73	1.04	3.71	1.30
	and	69.10	192.00	122.90	0.48	0.42	1.69	0.59
	including	81.30	91.40	10.10	1.28	1.18	4.67	1.63
	and	133.80	138.80	5.00	0.59	0.56	2.20	0.77
	and	217.20	233.00	15.80	0.36	0.39	1.48	0.52
HD-03	Entire interval	0.00	242.90	242.90	0.14	0.16	0.60	0.21
	including	101.80	109.70	7.90	0.46	0.24	1.15	0.40
	and	122.00	142.60	20.60	0.19	0.25	0.91	0.32
HD-04	Entire interval	0.00	320.40	320.40	0.40	0.48	1.78	0.62
	including	0.00	196.80	196.80	0.54	0.64	2.38	0.83
	including	25.30	84.80	59.50	0.93	1.37	4.86	1.70
	including	95.80	118.80	23.00	0.50	0.56	2.11	0.74
HRC-02	Entire interval	0.00	145.50	145.50	0.36	0.34	1.34	0.47
	including	0.00	78.00	78.00	0.48	0.47	1.83	0.64
	including	4.50	25.50	21.00	0.70	0.92	3.34	1.17

1Copper and gold equivalent calculations use metal prices of US$645/oz for gold and US$2.70/lb for copper. No adjustments have been made for potential relative differences in metal recoveries.
AuEQ g/T = Au g/T + (Cu % * 2.87)
CuEQ % = Cu % + (Au g/t * 0.35)

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries and strategic acquisitions. Fronteer has an extensive portfolio of projects in Turkey, Mexico and Canada’s Yukon territory. Fronteer also holds a 47.06% interest in Aurora Energy Resources (AXU-TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations

Jessica Delaney, Media Relations

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Ian Cunningham-Dunlop, P. Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, Romania and ALS Chemex Vancouver, using ICP-AES and fire assay.

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium and gold, economic and political stability in Canada, Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.